[GRAPHIC OMITTED]                                             G. PATRICK CORYDON
BALDWIN & LYONS, INC.                             SENIOR VICE PRESIDENT / C.F.O.
[OBJECT OMITTED]
1099 North Meridian Street
Indianapolis, IN 46204
(317) 636-9800


August 30, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


               RE: Form 10-K for the year ended December 31, 2005
                   File No. 000-05534

Dear Mr. Rosenberg,

Thank you for your letter of August 1, 2006 in connection with your review of the above captioned filing. This letter will respond to the questions raised in your letter.

Question 1 - MD&A
                     Critical Accounting Policies
                     Loss and Loss Expense Reserves, page 28

QUESTION 1 A. PLEASE DISCLOSE THE AMOUNT OF THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE FOR EACH YEAR PRESENTED.

RESPONSE:
The Company's loss and loss expense reserves, for each of its significant segments, are as follows at December 31, 2005 and 2004. Those lines of business individually comprising less than three percent of the Company's total reserves net of reinsurance are shown in the aggregate as All Other.


                                                                    December 31
                                                          -------------------------------
             LINE OF BUSINESS (SEGMENT)                       2005               2004
                                                          ------------       ------------
Fleet trucking                                               $162,995           $140,008
Voluntary reinsurance assumed                                  43,481             29,221
Non-standard private passenger automobile                      11,615             12,625
Small fleet trucking                                            6,172              6,656
All other                                                      17,867             20,277
                                                          ------------       ------------
                                                            $ 242,130          $ 208,786
                                                          ============       ============


The Company has not historically included the above information in its filing because it was not considered by management to enhance the overall disclosure of the filing in light of the other disclosures regarding loss and loss expense reserves throughout the Form 10-K. While we continue to believe that the addition of this detail does not provide readers with a significant amount of useful information, we would have no objection to including it as part of our Critical Accounting Policies disclosures, or elsewhere in the document.

QUESTION 1 B. PLEASE DESCRIBE THE METHODS YOU USED TO DETERMINE YOUR RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE. PLEASE ENSURE THIS DESCRIPTION:

         1. EXPLAINS HOW THE METHODS YOU USE FOR YOUR SHORT-TAIL BUSINESS DIFFER FROM THE METHODS YOU USE FOR YOUR LONG-TAIL BUSINESS.

         2. IDENTIFIES THE UNIQUE DEVELOPMENT CHARACTERISTICS OF EACH MATERIAL SHORT-TAIL AND LONG-TAIL LINE OF BUSINESS

         3. DESCRIBES THE METHOD YOU USE TO CALCULATE
         THE IBNR RESERVE FOR EACH MATERIAL LINE OF BUSINESS. FOR EXAMPLE, WE UNDERSTAND THAT SOME COMPANIES MAY CALCULATE THIS RESERVE BY ESTIMATING THE ULTIMATE UNPAID LIABILITY FIRST AND THEN REDUCING THAT AMOUNT BY CUMULATIVE PAID CLAIMS AND BY CASE RESERVES, BUT THERE MAY BE OTHER METHODS AS WELL.

         4. DESCRIBES THE EXTENT OF YOUR PROCEDURES FOR DETERMINING THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE ON BOTH AN ANNUAL AND INTERIM REPORTING BASIS.

RESPONSE:
In considering the Company's determination of loss and loss expense reserves, there must be a distinction drawn between reserves on known claims, reserves necessary to cover those claims which have been incurred but not yet reported to the Company and reserves for loss adjustment expenses. The following will address each category of reserves individually.

RESERVES FOR KNOWN LOSSES (CASE RESERVES)
-----------------------------------------
The Company's reserves for known claims are determined on an individual case basis and can range from the routine private passenger "fender bender" valued at a few hundred dollars to the very complex long-haul trucking claim involving multiple vehicles, severe injuries and extensive property damage costing several millions of dollars to settle. Each known claim, regardless of complexity, is handled by a claims adjuster experienced with claims of this nature and a "case" reserve, appropriate for the individual loss occurrence, will be established. For very routine "short-tail" claims such as private passenger physical damage, the Company initially records an average reserve that is based upon historical loss settlements adjusted for current trends. As information regarding the loss occurrence is gathered in the claim handling process, the reserve is adjusted to reflect the anticipated ultimate cost to settle the claim. For more complex claims which can tend toward being "long-tail" in nature, an experienced claims adjuster will review the facts and circumstances surrounding the loss occurrence to make a determination of the reserve to be established. Many of the more complex claims involve litigation and necessitate an evaluation of potential jury awards in addition to the factual information to determine the value of each claim. Each claim is continually monitored and the recorded reserve is increased or decreased relative to information gathered during the settlement life cycle.

RESERVES FOR INCURRED BUT NOT REPORTED LOSSES
---------------------------------------------
The Company uses both standard actuarial techniques common to most insurance companies as well as techniques developed by the Company in consideration of its specialty business products. For its short-tail lines of business, the Company uses predominantly the incurred or paid loss development factor methods. The Company has found that the use of accident quarter loss development triangles, rather than those based upon accident year, are most responsive to claim settlement trends and fluctuations in premium exposures for its short-tail lines. A minimum of 12 running accident quarters is used to project the reserve necessary for incurred but not reported losses for its short-tail lines.

The Company also uses the loss development factor approach for its long-tail lines of business. However, a minimum of 15 accident years is included in the loss development triangles used to calculate link ratios and the selected loss development factors used to determine the reserves for incurred but not reported losses. A minimum of 20 accident years is used for long-tail workers' compensation reserve projections. More emphasis is placed on the use of tail factors for the Company's long-tail lines of business.

For the Company's large fleet trucking risks, which are covered by annually-changing reinsurance agreements and which contain wide-ranging self-insured retentions ("SIR") as low as $25,000 per loss occurrence and as high as $3,000,000 per occurrence, traditional actuarial methods are supplemented by other methods in consideration of the Company's exposures to loss. In situations where the Company's reinsurance structure, the insured's SIR selections, policy volume, and other factors are changing, current accident period loss exposures may not be homogenous with historical loss data to allow for reliable projection of future developed losses. Therefore, the Company supplements the above-described actuarial methods with loss ratio reserving techniques developed from our databases to arrive at the reserve for losses incurred but not reported for the calendar/accident period under review. Management relies on its extensive historical pricing and loss history databases to produce reserve factors unique to this specialty business. As losses for a given calendar/accident period develop with the passage of time, management evaluates such development on a quarterly basis and will adjust reserve factors, as necessary, to reflect current judgment with regard to the anticipated ultimate incurred losses. This process continues until all losses are settled for each period subject to this method.

RESERVES FOR LOSS ADJUSTMENT EXPENSES
-------------------------------------
The Company uses historical analysis of the ratios of allocated loss adjustment expenses paid to losses paid on closed claims to arrive at the expected ultimate incurred loss adjustment expense factors for each of its major products. Once developed, the factors are applied to the expected ultimate incurred losses, including IBNR, on all open claims. The resulting ultimate incurred allocated loss adjustment expense is then reduced by amounts paid to date on all open claims to arrive at the reserve for allocated loss adjustment expenses to be incurred in the future for the handling of specific claims.

For those loss adjustment expenses not specific to individual claims (general claims handling expenses referred to as unallocated LAE) the Company uses standard industry loss adjustment expenses paid to losses paid (net of reinsurance) ratio analysis to establish the necessary reserves. The selected factors are applied to 100% of IBNR reserves and to case reserves with consideration given for that portion of loss adjustment expense already paid at the reserve measurement date. Such factors are monitored and revised, as necessary, on a quarterly basis.

The Company's methods for determining loss and loss expense reserves are essentially identical for interim and annual reporting.

While the preceding discussion is, to some extent, more technical than that presently provided in our Form 10-K, essentially all of this information is presently included in the Form 10-K in Item 1 beginning on page 3, as well as in Critical Accounting Policies beginning on page 27. Management does not believe that increasing the technical complexity of this discussion will add to the reader's understanding of the Company's loss and loss expense reserving process. However, in future filings we will challenge our present disclosure to determine if expansion would improve the overall disclosure.

QUESTION 1 C. ON PAGE 21 YOU DISCLOSE THAT YOU BELIEVE IT IS IMPORTANT TO HAVE A HIGH DEGREE OF CONSERVATISM IN YOUR RESERVING PROCESS. IF MANAGEMENT HAS ADDED AN INCREMENTAL PROVISION TO THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE DETERMINED BY YOUR ACTUARIES, QUANTIFY THE INCREMENTAL PROVISION, DESCRIBE METHOD USED BY MANAGEMENT TO DETERMINE IT AND THE EXTENT TO WHICH THAT METHOD DIFFERS FROM PERIOD TO PERIOD, AND IDENTIFY AND ANALYZE THE SPECIFIC UNDERLYING REASONS THAT EXPLAIN WHY MANAGEMENT BELIEVES IT IS NECESSARY.

RESPONSE:
Management does not add any incremental or "bulk" provisions to the reserves for loss and loss adjustment expense. The "high degree of conservatism" mentioned on Page 21 refers to the detail methods and processes the Company uses to determine its reserves for losses and loss expenses as discussed in our response to Question 1 b., above.

QUESTION 1 D. IT APPEARS THAT YOU HAVE SIGNIFICANTLY REVISED YOUR PROVISION FOR LOSSES OF INSURED EVENTS OF PRIOR YEARS. WE NOTE YOUR TABLE ON PAGE 5 DISCLOSES A BREAKDOWN OF THE $13.7 MILLION PRIOR YEAR CLAIM DEVELOPMENT DURING 2005. IT APPEARS THIS LOSS DEVELOPMENT DISCLOSURE WOULD BE MORE MEANINGFUL BASED ON YOUR LINES OF BUSINESS INSTEAD OF TYPES OF INSURANCE. IN ADDITION, PLEASE QUANTIFY AND EXPLAIN THE REASONS FOR YOUR CHANGE IN ESTIMATE FOR LOSSES AND LOSS EXPENSE BY LINE OF BUSINESS:

         1. IDENTIFY AND DESCRIBE IN REASONABLE SPECIFICITY THE NATURE AND EXTENT OF A) NEW EVENTS THAT OCCURRED OR B) ADDITIONAL
         EXPERIENCE/INFORMATION OBTAINED SINCE THE LAST REPORTING DATE THAT LED TO THE CHANGE IN ESTIMATES.

         2. ENSURE YOUR DISCLOSURE CLARIFIES THE TIMING OF THE CHANGE IN ESTIMATE SUCH AS WHY RECOGNITION OCCURRED IN THE PERIODS THAT IT DID AND WHY RECOGNITION IN EARLIER PERIODS WAS NOT REQUIRED.

RESPONSE:
The disclosures referred to on page 5, as well as much of the data provided on pages 4 through 11, provide an extensive amount of information regarding loss and loss expense reserve development. To the extent that any development at the line of business level may be meaningful, we have always included such disclosure in this discussion. However, rarely does the development of any single line of business warrant special treatment because of the consistency of the Company's loss reserving history.

We have, however, expanded certain of our disclosures, which are currently included in the table presented on Page 5, to separate loss developments among
(1) retrospectively rated policies, (2) other directly produced business, (3) reinsurance assumed and (4) involuntary residual markets. Management considers this information to be more important to readers than a line of business approach because:

o Loss development on retrospectively rated policies does not result in a one-to-one impact on underwriting income, as reserve savings or deficiencies are partially reflected in return or additional premiums which are recognized concurrently with the changes in loss expense.

o Developments on reinsurance assumed and residual market business are fundamentally different from those on directly-produced business because the primary loss reserving process is performed by the ceding reinsurers or the state pools, not by the Company.

The change in estimate, totaling $13.7 million in savings, which the Company recorded during 2005 on reserves outstanding at December 31, 2004, resulted principally from the settlement of claims at amounts lower than their case reserves and the resultant impact on the allocation of IBNR to earlier policy years. The majority of the savings ($8.0 million) related to retrospectively-rated policies and was accompanied by a return premium to policyholders of approximately $5.3 million. (The disclosure immediately following the table on Page 5 was designed to inform the reader that the entire $13.7 million savings did not have full impact on net income.) The remainder of the developed savings ($5.7 million) included a combined $.7 million savings from reinsurance assumed and involuntary residual markets which are reflective of reserves determined by ceding reinsurers and state pools and are not directly determined by Company reserving processes. As noted on Page 9, environmental losses are separated because of the unique aspects to these losses which are largely mandated by the courts and are reflective of actual coverage provided in the Company's insurance contracts. As such, reserving for these losses is subject to more variability than more routine losses. The remaining $4.5 million of savings, or approximately 2.2% of the December 31, 2004 net loss reserves, is not considered by management to be a significant revision to the provision for loss and LAE reserves. Further, this small savings did not result from a change in the Company's basic assumptions with respect to loss reserving.

We have attempted to fully explain all of the concepts surrounding our loss reserve disclosures in Item 1. Business by explaining the unique characteristics of our products, including high limits provided on fleet trucking and small fleet policies and presenting loss development data in various ways on pages 3 through 11 of this section. In the paragraph immediately following the table on Page 5, we discus the reasons for the expanded disclosure, described above, and make the statement "All major product groups produced redundancies during each of the years 2005, 2004 and 2003 with the exception of reinsurance assumed and small business worker's compensation in 2003." It should be noted that the 2003 Form10-K included expanded disclosures regarding the deficiencies developed on reinsurance assumed and small business workers' compensation in that year and these disclosures were repeated to a large degree in the 2004 filing.

Management believes that current disclosures with respect to loss development are adequate to provide readers with a detailed understanding of the reasons for such development. As in the past, should any single line of business or other event produce an unusual level of positive or negative development in the future, appropriate disclosures will be provided to fully explain the underlying circumstances.

QUESTION 1 E. PLEASE IDENTIFY AND DESCRIBE THOSE KEY ASSUMPTIONS THAT MATERIALLY AFFECT THE ESTIMATE OF THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES. IN ADDITION PLEASE DISCLOSE THE FOLLOWING:

         1. FOR EACH OF YOUR KEY ASSUMPTIONS QUANTIFY AND EXPLAIN WHAT CAUSED THEM TO CHANGE FROM THE ASSUMPTIONS USED IN THE IMMEDIATELY PRECEDING PERIOD. PLEASE NOTE THAT THIS DISCUSSION SHOULD SUPPLEMENT, RATHER THAN DUPLICATE THE DISCLOSURE PROVIDED RESPONSIVE TO INDUSTRY GUIDE 6.

         2. EXPLICITLY IDENTIFY AND DISCUSS KEY ASSUMPTIONS AS OF DECEMBER 31, 2005 THAT ARE PREMISED ON FUTURE EMERGENCE THAT ARE INCONSISTENT WITH HISTORICAL LOSS RESERVE DEVELOPMENT PATTERNS AND EXPLAIN WHY THESE ASSUMPTIONS ARE NOW APPROPRIATE GIVEN THE INCONSISTENCY IDENTIFIED.

RESPONSE:
Reference is made to the answer to Item 1b for a detailed description of the Company's reserving process. In establishing loss and loss expense reserves, management does not believe that there are explicit key assumptions that are changed as part of the calculations that would result in direct changes to the determined reserves. The majority of the Company's net loss and loss expense reserves relate to known losses and, as discussed in our response to Question 1 b., above, these reserves are established by experienced claims supervisors responsive to the specific facts and circumstances surrounding each loss event. As disclosed on page 6 of the Company's Form 10-K at December 31, 2005, "the Company has not altered any of the key assumptions used in the reserving process since the mid-1980's and this process has proven to be fully adequate with no overall deficiencies developed since 1985".

None of the Company's key assumptions with respect to loss and LAE reserves are premised on future emergence that would be inconsistent with historical loss development patterns.

QUESTION 1 F. IN ORDER TO SHOW INVESTORS THE POTENTIAL VARIABILITY IN THE MOST RECENT ESTIMATE OF YOUR LOSS RESERVES, QUANTIFY AND PRESENT PREFERABLY IN A TABULAR FORMAT THE IMPACT THAT REASONABLY LIKELY CHANGES IN THE KEY ASSUMPTIONS IDENTIFIED HAVE ON REPORTED RESULTS, FINANCIAL

POSITION AND LIQUIDITY. EXPLAIN WHY MANAGEMENT BELIEVES THE SCENARIOS QUANTIFIED ARE REASONABLY LIKELY.

RESPONSE:
The Company does not compute ranges of likely loss reserve estimates. Management uses consistent, seasoned techniques and the experienced judgment of its long-tenured executives to determine what it considers to be the best estimate of the Company's loss and loss expense reserve needs at each reporting period. As such, we are unable to provide any meaningful estimate of potential variability in reserves.

QUESTION 2. PLEASE DISCUSS AND QUANTIFY THE EFFECT THAT YOUR CEDED REINSURANCE ACTIVITIES HAD ON FINANCIAL POSITION, RESULTS OF OPERATIONS, AND CASH FLOWS FOR THE PERIODS PRESENTED. ALSO DISCUSS CHANGES YOU HAVE MADE TO YOUR PAST REINSURANCE STRATEGIES IN DEVELOPING YOUR CURRENT STRATEGIES AND THE EXPECTED EFFECT THAT THOSE CHANGES MAY HAVE ON YOUR FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOWS. DESCRIBE ANY LIMITATIONS ON YOUR ABILITY TO CEDE FUTURE LOSSES ON A BASIS CONSISTENT WITH HISTORICAL RESULTS AND THEIR EXPECTED EFFECT ON FINANCIAL POSITION, OPERATING RESULTS AND CASH FLOWS. SUCH LIMITATIONS COULD RELATE TO CHANGES IN REINSURANCE MARKET CONDITIONS, A RESTRUCTURING OF YOUR REINSURANCE TREATIES OR THE ABSENCE OF REMAINING LIMITS FOR SPECIFIC ACCIDENT YEARS UNDER EXISTING TREATIES.

RESPONSE:
Because of the high limits provided by the Company to its insureds, we are heavy users of reinsurance, primarily for our fleet trucking operations. As discussed in further detail below, management believes that this fact is adequately disclosed and discussed in our MD&A as well as in the financial statements and notes thereto.

On the face of the balance sheet, we disclose the total reinsurance recoverable on paid and unpaid claims of $191,440. The unpaid portion of this receivable, $188,143, is disclosed in Note C to the audited financial statements and is also included in the applicable disclosures regarding total loss and loss expense reserves outstanding. Thus, the significance that reinsurance bears to gross loss reserves at December 31, 2005 and the significance of reinsurance recoverable to shareholders equity can be readily determined by readers directly from the balance sheets.

Management believes that the collectability of the reinsurance recoverable asset, as of the most recent balance sheet date, is the most important reinsurance related factor affecting the Company's financial position. Disclosures regarding the importance of reinsurance ceded and the status of reinsurance recoverable are included throughout the Form 10-K, as follows:

          Page 16 - Item 1A. RISK FACTORS, third bullet point.

          Page 26 - Critical Accounting Policies, Reinsurance Recoverable - here we discuss the reasons for the use of reinsurance and the importance of reinsurance to our operations and financial position.

          Page 46 - Note F to the audited financial statements - Reinsurance

          Page 52 - Note M to the audited financial statements -Concentrations of Credit Risk - 3rd and 4th paragraphs.

For the three years ended December 31, 2005, reinsurance ceded transactions were as follows:

                                                          2005             2004           2003
                                                        ----------      ----------     ----------
       Premium ceded (reduction to premium earned)        $39,652         $78,596        $73,501
       Losses ceded (reduction to losses incurred)         39,389         103,579         96,592
       Commissions from reinsurers
          (reduction to operating expense)                  7,806          20,458         20,099


The premium and loss information shown above is presented in Note F to the audited financial statements and the commission information is presented in Note H to the audited financial statements. From this data and the information provided in the Consolidated Statements of Cash Flow, management believes that the significance of reinsurance to the Company's financial position, results of operations and cash flow has been adequately disclosed to the readers.

The Company has disclosed its reinsurance strategies in Item 1. Business, on page 4 of the Form 10-K. We believe that this discussion is appropriate and adequate. In future filings, we will reference this discussion in our disclosure of Critical Accounting Policies. To aid in your review, the disclosure from Item
1. Business on page 4 is presented below.

     For policies inforce at December 31, 2005, the maximum amount for which Protective insures a trucking risk is $10 million, less the applicable self-insured retention. For trucking liability policies incepted after June 3, 2005, the maximum limits provided by Protective are $5 million, with the exception of one insured for which limits of up to $10 million, less retentions, are provided. Occasionally, limits above $10 million are provided but are 100% reinsured. Certain coverages, such as workers' compensation, provide essentially unlimited exposure, although the Company protects itself to the extent believed prudent through the purchase of excess reinsurance for these coverages. After giving effect to current treaty reinsurance arrangements Protective's maximum exposure to loss from a single occurrence is approximately $2.3 million for the majority of risks insured although, for certain losses, Protective's maximum exposure could be as high as $3.9 million for a single occurrence. Reinsurance agreements effective since June 3, 2004 include provisions for aggregate deductibles that must be exceeded before the Company can recover under the terms of the treaties. The Company retains a higher percentage of the direct premium (and, therefore, cedes less premium to reinsurers) in consideration of these deductible provisions. 2005 and 2004 net premium earned and losses incurred each include $11,607 and $2,278, respectively, related to such deductible provisions. Protective has revised its treaty arrangements several times in prior years in response to changing market conditions. The current treaty arrangements are effective until June 3, 2006 and cover the entire policy period for all business written through that date. Treaty renewals are expected to occur annually in the foreseeable future. During the past ten years, Protective's maximum exposure to a single occurrence has ranged from less than $100,000 to current levels, as discussed above. Because Protective has, in the past, written multiple year policies and because losses from trucking business take years to develop, losses reported in the current year may be covered by a number of older reinsurance treaties with higher or lower loss retention by Protective than those provided by current treaty provisions.

Regarding the Company's ability to cede future losses, management does not believe that it is possible to specifically describe limitations on our ability to cede future losses since this is dependent on a wide range of factors influencing the pricing available in the fleet trucking market and the availability of reasonably priced reinsurance for this high limit business, all of which are future events not known to the Company. We would be happy to add a comment to this effect if the staff believes that this would be helpful to readers.

We have recently renewed our fleet trucking reinsurance treaties on terms and conditions almost identical to those expiring and these treaties will cover all polices written through July, 2007. The renewal of these treaties was disclosed in our second quarter Form 10-Q and will be repeated in our future filings.

                                    ********

The undersigned acknowledges that:

o The Company is responsible for the adequacy of the disclosures in its filings.

o We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I apologize for the lengthy nature of this letter; however, we wanted to be fully responsive to your inquiry. Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/ G. PATRICK CORYDON

G. Patrick Corydon
Senior Vice President / C.F.O.

Copy:  Otto N. Frenzel III, Audit Committee Chairman
       John M. O'Mara
       John A. Pigott
       Nathan Shapiro
       Gary W. Miller, Chairman and CEO
       Douglas E. Hunter - Ernst & Young, LLP